Mail Stop 4561

April 23, 2007

William M. Salters
Chief Financial Officer
Britton & Koontz Capital Corporation
500 Main Street
Natchez, Mississippi 39120

      RE: Britton & Koontz Capital Corporation
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 14, 2007
               Form 8-K filed April 12, 2007
               File No. 001-33009

Dear Mr. Salters,

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income/ Non-Interest Expense

1.   Please revise future filings to discuss the types of activities related to the investment department that generate the revenue presented as "Income from investment activities".

Contractual Obligations

2.   Please revise future filings to provide the contractual obligations required to be disclosed by Item 303(A)(5) of Regulation S-K in a tabular format. Refer to Release No. 33-8182: Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-2

3.   Please revise future filings to clarify how you considered the guidance of paragraph 8 of SOP 01-6 in determining whether to classify all or a portion of your loans as held for sale as of December 31, 2006.   Clearly disclose how you determine whether to initially classify loans as held for sale at origination in accordance with SOP 01-6. Separately, disclose your policy for reviewing loan classification subsequent to origination. Additional information is available in the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC's web-site.

Consolidated Statements of Cash Flows, page F-7

4.   Please tell us for the periods presented the gross cash flows related to originating and selling loans held for sale and tell us where you presented them in your statement of cash flows. We note that paragraph 9 of SFAS 102 requires cash receipts and cash payments resulting from acquisitions and sales of loans held for sale to be presented as operating cash flows.

5.   We note you recorded a loss on the sale of securities of $30,480 in 2006. Please tell us what securities you sold and where you presented the proceeds from the sale in your statement of cash flows.

Note A. Summary of Significant Accounting Policies

Loans, page F-10

6.   You disclose that securitized loans are transferred to a long-term investment category at the lower of cost or market value on the transfer date and that any

material difference between the carrying amount of the loans and their outstanding principal balance is recognized as an adjustment to the yield by the interest method. Please revise future filings to describe your securitization activities and disclose the information required by paragraph 17 of SFAS 140. Tell us the authoritative guidance on which you rely for your accounting policies and tell us if these securitized loans are classified as investments or loans.

Interest Rate Cap Agreements, page F-13

7.   Please revise future filings to disclose whether you have designated the interest rate cap derivatives as fair value hedges, cash flow hedges, or "economic" hedges. Please quantify the amounts recorded and disclose where you report the unrealized and realized gains and losses on your balance sheet, statement of income and statement of cash flows.

Note R. Interest Rate Risk Management, page F-32

8.   You disclose that the terms of the interest rate swap are assumed to be completely effective, and accordingly, it is reported as other comprehensive income. Please tell us if you use the "short cut" method to assume no ineffectiveness. If you do, please provide us with the following information.

   a) Clearly explain your hedging program specifically including the terms of your interest rate swaps and hedged items and the nature of the risk being hedged.

   b) Tell us how you met each requirement of paragraph 68 of SFAS 133.

   c) Tell us how you met the requirement in paragraph 68(dd) of SFAS 133 which states that the index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate being hedged considering that your hedged item appears to be prime based loans.

If you do not use the "short cut" method, please tell us the authoritative literature on which you rely to assume no ineffectiveness.

Form 8-K filed April 12, 2007

9.   We note your disclosure in Note B of your December 31, 2006 Form 10-K that you have the ability and intent to hold securities in an unrealized loss position until maturity. We also note your Form 8-K filed on April 12, 2007 in which you disclose that you adopted SFAS 159 in connection with restructuring your

balance sheet and subsequently sold approximately $55 million of investment securities. Please provide us with the following information.

a) A timeline of the facts and circumstances related to your decision to sell these securities. Include all important meetings and explain the actions taken during the decision making process and provide us with the applicable presentations and minutes of all applicable board of directors meetings, asset and liability committee meetings and any other pertinent meetings in which the decision to sell the securities was discussed.

b) Tell us the date on which you sold the securities.

c) Tell us, in detail, how you considered whether you were required to record an other than temporary impairment charge related to available-for-sale securities in an unrealized loss position as of December 31, 2006. Specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to maturity.

d) Tell us the significant events that occurred between February 23, 2007 (the Audit Report date) and April 12, 2007 (the date of Form 8-K announcing the restructuring) which changed your intentions to hold the available-for-sale securities in an unrealized loss position to maturity.

e) Tell us the specific date when you decided to early adopt each of SFAS 159 and SFAS 157 and provide us a copy of each of management's memoranda approving adoption. In this regard, we note your SAB 74 disclosures on page F-14 of your December 31, 2006 Form 10-K do not indicate that you planned to early adopt these standards.

f) Tell us the purpose of adopting Statement 159 and electing the fair value option, specifically addressing reasons other than avoiding recognition of unrealized losses in income.

g) Tell us how your adoption of SFAS 159 is consistent with the objective of the standard as described in paragraph 1 in view of the restructuring transactions.

h) Tell us how the timing of your decision to restructure your balance sheet and to sell these securities related to the timing of your decision to adopt SFAS 159.

i) Tell us how you determined which financial assets and liabilities to elect to account for on a fair value basis.

j) Tell us how you determined which investment securities to sell and account for under SFAS 159.

k) Quantify by type or class the number and percentage of securities sold to the total outstanding portfolio at December 31, 2006 and to the securities at that date which had unrealized losses.

l) Tell us the type, maturity and credit characteristics of those securities for which you elected to account for on a fair value basis upon the adoption of SFAS 159 and later sold.

m) Tell us the type, maturity and credit characteristics of those securities for which you did not elect to account for on a fair value basis upon the adoption of SFAS 159;

n) Tell us whether the securities purchased, or to be purchased, with the proceeds from the restructuring are the same or have similar characteristics (i.e. similar instruments or similar risk characteristics) to those sold and whether you plan to account for the new securities on a fair value basis going forward.

o) Provide us your proposed disclosures to be included in the March 31, 2007 Form 10-Q related to your adoption of SFAS 159 and the restructuring of your balance sheet.

10. Considering your early adoption of SFAS 159, tell us how the early adoption of SFAS 157 has effected your financial statements, including the changes that will result due to the differences in the definition of fair value and methods used to measure fair value from existing GAAP. Please provide your proposed disclosures to be included in the March 31, 2007 Form 10-Q.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief